FINANCIAL SUMMARY

(All financial information has been prepared in accordance with International Financial Reporting Standards)

FY2024 Third Quarter

(April 1, 2023 through December 31, 2023)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2024 Third Quarter Consolidated Financial Results

(All financial information has been prepared in accordance with International Financial Reporting Standards)

English translation from the original Japanese-language document

February 6, 2024

Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo and Nagoya Stock Exchanges in Japan
Code number	:	7203
URL	:	https://global.toyota/jp/
Representative	:	Koji Sato, President
Contact person	:	Hideaki Hayashi, General Manager, Accounting Division Tel. (0565)28-2121
Filing date of quarterly securities report	:	February 13, 2024
Payment date of cash dividends	:	—
Supplemental materials prepared for quarterly financial results	:	yes
Earnings announcement for quarterly financial results	:	yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2024 First nine months (April 1, 2023 through December 31, 2023)

(1)	Consolidated financial results (For the nine months ended December 31)

	(% of change from previous first nine months)
	Sales revenues		Operating income		Income before income taxes		Net income		Net income attributable to Toyota Motor Corporation		Comprehensive income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2024 first nine months	34,022,720	23.9	4,240,238	102.1	5,357,065	86.7	4,031,624	105.3	3,947,242	107.9	5,415,334	123.4
FY2023 first nine months	27,464,033	18.0	2,098,095	-17.1	2,869,274	-11.4	1,964,122	-17.6	1,899,026	-18.0	2,424,351	-8.0

	Earnings per share attributable to Toyota Motor Corporation – Basic	Earnings per share attributable to Toyota Motor Corporation – Diluted
	Yen	Yen
FY2024 first nine months	291.87	291.87
FY2023 first nine months	138.78	138.78

(2)	Consolidated financial position

	Total assets	Total shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity
	Million yen	Million yen	Million yen	%
FY2024 third quarter	84,232,154	33,523,966	32,561,697	38.7
FY2023	74,303,180	29,264,213	28,338,706	38.1

2.	Cash Dividends

	Annual cash dividends per common share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2023	—	25.00	—	35.00	60.00
FY2024	—	30.00	—
FY2024 (forecast)				—	—

(Note)	Revisions to the forecast of cash dividends since the latest announcement: none

3.	Forecast of Consolidated Results for FY2024 (April 1, 2023 through March 31, 2024)

	(% of change from FY2023)
	Sales revenues		Operating income		Income before income taxes		Net income attributable to Toyota Motor Corporation		Earnings per share attributable to Toyota Motor Corporation – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	43,500,000	17.1	4,900,000	79.8	6,200,000	69.0	4,500,000	83.6	332.97

(Note)	Revisions to the forecast of consolidated results since the latest announcement: yes

Notes

(1)	Changes in significant subsidiaries during the current quarter

(Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Changes in accounting policies and changes in accounting estimates

(i)	Changes in accounting policies required by IFRS: none

(ii)	Changes other than (2)-(i) above: none

(iii)	Changes in accounting estimates: none

(3)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each period (including treasury stock): FY2024 third quarter 16,314,987,460 shares, FY2023 16,314,987,460 shares

(ii)	Number of treasury stock at the end of each period: FY2024 third quarter 2,829,136,593 shares, FY2023 2,749,807,731 shares

(iii)	Average number of shares issued and outstanding in each period: FY2024 first nine months 13,524,128,807 shares, FY2023 first nine months 13,684,168,898 shares

These consolidated financial results are not subject to certified public accountant’s or audit firm’s quarterly review.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies, as well as information security; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes, including their negative effect on Toyota’s vehicle production and sales; (xv) the impact of climate change and the transition towards a low-carbon economy; and (xvi) the ability of Toyota to hire or retain sufficient human resources.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

In order to convey top management’s aspirations and the company’s direction to all those whose lives are touched by Toyota, Toyota communicates what Toyota is really like through “Toyota Times.”

“Toyota Times” (https://toyotatimes.jp/en/)

TOYOTA MOTOR CORPORATION FY2024 Third Quarter Financial Summary

Supplemental Material for Financial Results for FY2024 Third Quarter

TOYOTA MOTOR CORPORATION FY2024 Third Quarter Financial Summary

Unaudited Condensed Quarterly Consolidated Financial Statements and

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

1. Unaudited Condensed Quarterly Consolidated Statement of Financial Position

	Yen in millions
	March 31, 2023	December 31, 2023
Assets
Current assets
Cash and cash equivalents	7,516,966	7,583,154
Trade accounts and other receivables	3,586,130	3,818,470
Receivables related to financial services	8,279,806	10,426,656
Other financial assets	1,715,675	4,650,916
Inventories	4,255,614	4,294,143
Income tax receivable	218,704	133,032
Other current assets	886,885	948,347

Total current assets	26,459,781	31,854,717

Non-current assets
Investments accounted for using the equity method	5,227,345	5,641,846
Receivables related to financial services	16,491,045	19,124,065
Other financial assets	10,556,431	10,923,018
Property, plant and equipment
Land	1,426,370	1,433,969
Buildings	5,464,811	5,652,447
Machinery and equipment	14,796,619	15,681,350
Vehicles and equipment on operating leases	6,774,427	7,201,656
Construction in progress	846,866	950,517

Total property, plant and equipment, at cost	29,309,093	30,919,939

Less - Accumulated depreciation and impairment losses	(16,675,119)	(17,495,241)

Total property, plant and equipment, net	12,633,974	13,424,699

Right of use assets	491,368	498,026
Intangible assets	1,249,122	1,321,958
Deferred tax assets	387,427	460,503
Other non-current assets	806,687	983,322

Total non-current assets	47,843,399	52,377,437

Total assets	74,303,180	84,232,154

TOYOTA MOTOR CORPORATION FY2024 Third Quarter Financial Summary

	Yen in millions
	March 31, 2023	December 31, 2023
Liabilities
Current liabilities
Trade accounts and other payables	4,986,309	4,909,386
Short-term and current portion of long-term debt	12,305,639	14,703,717
Accrued expenses	1,552,345	1,607,868
Other financial liabilities	1,392,397	1,525,810
Income taxes payable	404,606	723,123
Liabilities for quality assurance	1,686,357	1,806,249
Other current liabilities	1,632,063	1,796,656

Total current liabilities	23,959,715	27,072,808

Non-current liabilities
Long-term debt	17,074,634	19,256,186
Other financial liabilities	533,710	480,470
Retirement benefit liabilities	1,065,508	1,115,974
Deferred tax liabilities	1,802,346	2,071,268
Other non-current liabilities	603,052	711,481

Total non-current liabilities	21,079,251	23,635,380

Total liabilities	45,038,967	50,708,188

Shareholders’ equity
Common stock	397,050	397,050
Additional paid-in capital	498,728	494,286
Retained earnings	28,343,296	31,726,790
Other components of equity	2,836,195	3,871,068
Treasury stock	(3,736,562)	(3,927,497)

Total Toyota Motor Corporation shareholders’ equity	28,338,706	32,561,697

Non-controlling interests	925,507	962,269

Total shareholders’ equity	29,264,213	33,523,966

Total liabilities and shareholders’ equity	74,303,180	84,232,154

TOYOTA MOTOR CORPORATION FY2024 Third Quarter Financial Summary

2. Unaudited Condensed Quarterly Consolidated Statement of Income and

 Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

Unaudited Condensed Quarterly Consolidated Statement of Income

	Yen in millions
	For the first nine months ended December 31, 2022	For the first nine months ended December 31, 2023
Sales revenues
Sales of products	25,383,850	31,511,767
Financial services	2,080,183	2,510,953

Total sales revenues	27,464,033	34,022,720

Costs and expenses
Cost of products sold	21,435,002	25,345,445
Cost of financial services	1,280,860	1,559,145
Selling, general and administrative	2,650,076	2,877,893

Total costs and expenses	25,365,938	29,782,483

Operating income	2,098,095	4,240,238

Share of profit (loss) of investments accounted for using the equity method	474,716	596,181
Other finance income	307,518	544,304
Other finance costs	(108,313)	(78,752)
Foreign exchange gain (loss), net	128,375	55,334
Other income (loss), net	(31,118)	(239)

Income before income taxes	2,869,274	5,357,065

Income tax expense	905,153	1,325,441

Net income	1,964,122	4,031,624

Net income attributable to
Toyota Motor Corporation	1,899,026	3,947,242
Non-controlling interests	65,096	84,382

Net income	1,964,122	4,031,624

	Yen
Earnings per share attributable to Toyota Motor Corporation
Basic and Diluted	138.78	291.87

TOYOTA MOTOR CORPORATION FY2024 Third Quarter Financial Summary

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

	Yen in millions
	For the first nine months ended December 31, 2022	For the first nine months ended December 31, 2023
Net income	1,964,122	4,031,624
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(29,503)	361,529
Remeasurements of defined benefit plans	(12,242)	(8,170)
Share of other comprehensive income of equity method investees	(109,051)	197,931

Total of items that will not be reclassified to profit (loss)	(150,797)	551,290

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations	529,140	603,550
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(170,000)	47,605
Share of other comprehensive income of equity method investees	251,886	181,264

Total of items that may be reclassified subsequently to profit (loss)	611,026	832,420

Total other comprehensive income, net of tax	460,229	1,383,710

Comprehensive income	2,424,351	5,415,334

Comprehensive income for the period attributable to
Toyota Motor Corporation	2,353,007	5,298,565
Non-controlling interests	71,344	116,769

Comprehensive income	2,424,351	5,415,334

TOYOTA MOTOR CORPORATION FY2024 Third Quarter Financial Summary

Unaudited Condensed Quarterly Consolidated Statement of Income

	Yen in millions
	For the third quarter ended December 31, 2022	For the third quarter ended December 31, 2023
Sales revenues
Sales of products	9,019,920	11,128,325
Financial services	734,765	912,778

Total sales revenues	9,754,685	12,041,104

Costs and expenses
Cost of products sold	7,385,754	8,802,750
Cost of financial services	435,638	553,063
Selling, general and administrative	976,641	1,004,347

Total costs and expenses	8,798,033	10,360,160

Operating income	956,652	1,680,944

Share of profit (loss) of investments accounted for using the equity method	170,093	217,651
Other finance income	110,164	206,364
Other finance costs	(37,963)	(34,452)
Foreign exchange gain (loss), net	(163,080)	(244,042)
Other income (loss), net	(868)	9,075

Income before income taxes	1,034,998	1,835,540

Income tax expense	290,432	451,437

Net income	744,566	1,384,103

Net income attributable to
Toyota Motor Corporation	727,942	1,357,814
Non-controlling interests	16,624	26,289

Net income	744,566	1,384,103

	Yen
Earnings per share attributable to Toyota Motor Corporation
Basic and Diluted	53.40	100.62

TOYOTA MOTOR CORPORATION FY2024 Third Quarter Financial Summary

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

	Yen in millions
	For the third quarter ended December 31, 2022	For the third quarter ended December 31, 2023
Net income	744,566	1,384,103
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(55,682)	(15,089)
Remeasurements of defined benefit plans	(3,546)	(2,969)
Share of other comprehensive income of equity method investees	(28,947)	19,116

Total of items that will not be reclassified to profit (loss)	(88,175)	1,058

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations	(714,507)	(340,565)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	13,228	111,982
Share of other comprehensive income of equity method investees	14,675	13,370

Total of items that may be reclassified subsequently to profit (loss)	(686,605)	(215,213)

Total other comprehensive income, net of tax	(774,780)	(214,155)

Comprehensive income	(30,214)	1,169,948

Comprehensive income for the period attributable to
Toyota Motor Corporation	(18,411)	1,152,843
Non-controlling interests	(11,803)	17,105

Comprehensive income	(30,214)	1,169,948

TOYOTA MOTOR CORPORATION FY2024 Third Quarter Financial Summary

3. Unaudited Condensed Quarterly Consolidated Statement of Changes in Equity

For the first nine months ended December 31, 2022

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2022	397,050	498,575	26,453,126	2,203,254	(3,306,037)	26,245,969	908,851	27,154,820

Comprehensive income
Net income	—	—	1,899,026	—	—	1,899,026	65,096	1,964,122
Other comprehensive income, net of tax	—	—	—	453,981	—	453,981	6,248	460,229

Total comprehensive income	—	—	1,899,026	453,981	—	2,353,007	71,344	2,424,351

Transactions with owners and other
Dividends paid	—	—	(727,980)	—	—	(727,980)	(84,573)	(812,552)
Repurchase of treasury stock	—	—	—	—	(336,577)	(336,577)	—	(336,577)
Reissuance of treasury stock	—	334	—	—	573	907	—	907
Equity transactions and other	—	499	—	—	—	499	18,575	19,074

Total transactions with owners and other	—	833	(727,980)	—	(336,004)	(1,063,151)	(65,997)	(1,129,148)

Reclassification to retained earnings	—	—	72,019	(72,019)	—	—	—	—

Balances at December 31, 2022	397,050	499,408	27,696,192	2,585,216	(3,642,041)	27,535,825	914,198	28,450,023

For the first nine months ended December 31, 2023
	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2023	397,050	498,728	28,343,296	2,836,195	(3,736,562)	28,338,706	925,507	29,264,213

Comprehensive income
Net income	—	—	3,947,242	—	—	3,947,242	84,382	4,031,624
Other comprehensive income, net of tax	—	—	—	1,351,323	—	1,351,323	32,387	1,383,710

Total comprehensive income	—	—	3,947,242	1,351,323	—	5,298,565	116,769	5,415,334

Transactions with owners and other
Dividends paid	—	—	(880,197)	—	—	(880,197)	(89,298)	(969,494)
Repurchase of treasury stock	—	—	—	—	(191,584)	(191,584)	—	(191,584)
Reissuance of treasury stock	—	263	—	—	649	911	—	911
Equity transactions and other	—	(4,704)	—	—	—	(4,704)	9,290	4,586

Total transactions with owners and other	—	(4,442)	(880,197)	—	(190,935)	(1,075,573)	(80,008)	(1,155,581)

Reclassification to retained earnings	—	—	316,450	(316,450)	—	—	—	—

Balances at December 31, 2023	397,050	494,286	31,726,790	3,871,068	(3,927,497)	32,561,697	962,269	33,523,966

TOYOTA MOTOR CORPORATION FY2024 Third Quarter Financial Summary

4. Unaudited Condensed Quarterly Consolidated Statement of Cash Flows

	Yen in millions
	For the first nine months ended December 31, 2022	For the first nine months ended December 31, 2023
Cash flows from operating activities
Net income	1,964,122	4,031,624
Depreciation and amortization	1,534,759	1,535,393
Interest income and interest costs related to financial services, net	(534,217)	(564,332)
Share of profit (loss) of investments accounted for using the equity method	(474,716)	(596,181)
Income tax expense	905,153	1,325,441
Changes in operating assets and liabilities, and other	(1,432,634)	(3,340,602)
Interest received	1,082,133	1,620,707
Dividends received	459,340	581,452
Interest paid	(401,044)	(775,664)
Income taxes paid, net of refunds	(1,276,972)	(1,031,698)

Net cash provided by (used in) operating activities	1,825,923	2,786,141

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others	(1,095,573)	(1,242,206)
Additions to equipment leased to others	(1,406,217)	(2,048,034)
Proceeds from sales of fixed assets excluding equipment leased to others	35,211	77,716
Proceeds from sales of equipment leased to others	1,261,624	1,445,164
Additions to intangible assets	(253,581)	(234,748)
Additions to public and corporate bonds and stocks	(1,104,568)	(1,926,369)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds	941,742	1,783,141
Other, net	107,768	(2,084,792)

Net cash provided by (used in) investing activities	(1,513,593)	(4,230,129)

Cash flows from financing activities
Increase (decrease) in short-term debt	222,629	486,043
Proceeds from long-term debt	6,591,101	8,410,408
Payments of long-term debt	(6,161,781)	(6,112,456)
Dividends paid to Toyota Motor Corporation common shareholders	(727,980)	(880,197)
Dividends paid to non-controlling interests	(84,573)	(89,298)
Reissuance (repurchase) of treasury stock	(336,577)	(191,584)
Other, net	—	11,544

Net cash provided by (used in) financing activities	(497,181)	1,634,461

Effect of exchange rate changes on cash and cash equivalents	93,285	(124,286)

Net increase (decrease) in cash and cash equivalents	(91,566)	66,188

Cash and cash equivalents at beginning of period	6,113,655	7,516,966

Cash and cash equivalents at end of period	6,022,089	7,583,154

TOYOTA MOTOR CORPORATION FY2024 Third Quarter Financial Summary

5. Going Concern Assumption

None

Supplemental Material for Financial Results for FY2024 Third Quarter (Consolidated)

< IFRS >

	FY2023												FY2024								FY2024
	1Q (2022/4-6)		2Q (2022/7-9)		3Q (2022/10-12)		9 months (2022/4-12)		4Q (2023/1-3)		12 months (‘22/4-‘23/3)		1Q (2023/4-6)		2Q (2023/7-9)		3Q (2023/10-12)		9 months (2023/4-12)		Forecast 12 months (‘23/4-‘24/3)
Vehicle Production (thousands of units)	1,936		2,179		2,243		6,358		2,336		8,694		2,345		2,379		2,444		7,168
(Japan) –including Daihatsu & Hino	802		934		975		2,711		1,078		3,789		1,025		1,090		1,115		3,230
[Daihatsu & Hino]	[208	]	[240	]	[285	]	[733	]	[269	]	[1,002	]	[190	]	[232	]	[247	]	[669	]
(Overseas) –including Daihatsu & Hino	1,135		1,245		1,268		3,647		1,258		4,905		1,321		1,289		1,328		3,939
[Daihatsu & Hino]	[121	]	[157	]	[164	]	[441	]	[156	]	[597	]	[118	]	[139	]	[134	]	[391	]
North America	452		460		415		1,328		441		1,768		520		482		475		1,477
Europe	201		183		210		595		176		771		223		161		238		622
Asia	372		468		510		1,350		508		1,859		437		498		489		1,423
Central and South America	104		105		95		303		95		398		102		105		91		298
Africa	5		28		38		71		38		109		39		44		35		118
Vehicle Sales (thousands of units)	2,013		2,146		2,331		6,491		2,331		8,822		2,326		2,418		2,551		7,295		9,450
(Japan) –including Daihatsu & Hino	403		466		532		1,402		668		2,069		532		540		558		1,630		2,120
[Daihatsu & Hino]	[126	]	[144	]	[169	]	[439	]	[182	]	[621	]	[134	]	[141	]	[154	]	[429	]	[470	]
(Overseas) –including Daihatsu & Hino	1,610		1,680		1,799		5,089		1,664		6,753		1,794		1,878		1,993		5,665		7,330
[Daihatsu & Hino]	[68	]	[78	]	[92	]	[238	]	[83	]	[321	]	[69	]	[74	]	[64	]	[207	]	[280	]
North America	635		610		607		1,852		555		2,407		682		703		776		2,161		2,760
Europe	248		231		277		757		273		1,030		286		270		327		884		1,170
Asia	361		456		476		1,293		458		1,751		417		478		480		1,376		1,760
Central and South America	123		128		144		394		115		509		128		126		120		374		480
Oceania	76		67		68		210		54		265		76		87		80		244		310
Africa	36		61		68		164		61		226		59		62		55		175		270
Middle East	130		126		157		413		145		559		143		149		151		443		580
Other	2		2		2		5		2		7		3		2		3		8
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,544		2,625		2,721		7,889		2,669		10,558		2,751		2,845		2,968		8,564		11,230

Supplemental 1

Supplemental Material for Financial Results for FY2024 Third Quarter (Consolidated)

< IFRS >

	FY2023						FY2024					FY2024
	1Q (2022/4-6)	2Q (2022/7-9)	3Q (2022/10-12)	9 months (2022/4-12)	4Q (2023/1-3)	12 months (‘22/4-‘23/3)	1Q (2023/4-6)	2Q (2023/7-9)	3Q (2023/10-12)	9 months (2023/4-12)		Forecast 12 months (‘23/4-‘24/3)
Foreign Exchange Rates
Yen to US Dollar Rate	130	138	141	136	132	135	137	145	148	143		as premise:143
Yen to Euro Rate	138	139	144	141	142	141	150	157	159	155		as premise:154
Number of Employees	376,971	377,369	375,396	375,396	375,235	375,235	379,659	381,576	380,737	380,737	(Note 1)
Sales Revenues (billions of yen)	8,491.1	9,218.2	9,754.6	27,464.0	9,690.2	37,154.2	10,546.8	11,434.7	12,041.1	34,022.7		43,500.0
Geographic Information
Japan	3,899.7	4,290.1	4,582.2	12,772.1	4,811.0	17,583.1	5,105.5	5,404.7	5,626.8	16,137.2
North America	3,349.9	3,523.6	3,588.9	10,462.4	3,381.4	13,843.9	4,092.0	4,504.2	4,958.1	13,554.3
Europe	973.0	939.3	1,155.6	3,068.0	1,205.6	4,273.7	1,299.0	1,359.4	1,520.7	4,179.2
Asia	1,795.6	2,153.3	2,183.9	6,133.0	1,911.9	8,044.9	1,964.5	2,346.6	2,371.3	6,682.5
Other	828.7	907.5	907.1	2,643.4	828.7	3,472.1	1,024.6	1,165.1	974.0	3,163.7
Elimination	-2,355.9	-2,595.8	-2,663.2	-7,615.0	-2,448.5	-10,063.6	-2,939.0	-3,345.3	-3,410.0	-9,694.4
Business Segment
Automotive	7,720.1	8,408.9	8,871.4	25,000.5	8,819.4	33,820.0	9,687.9	10,477.3	11,065.7	31,231.0
Financial Services	652.1	704.2	741.7	2,098.1	711.5	2,809.6	775.1	846.1	922.3	2,543.7
All Other	262.3	271.0	312.2	845.6	379.2	1,224.9	306.4	319.2	357.4	983.1
Elimination	-143.4	-166.0	-170.6	-480.2	-220.0	-700.2	-222.7	-207.9	-304.4	-735.2
Operating Income (billions of yen)	578.6	562.7	956.6	2,098.0	626.9	2,725.0	1,120.9	1,438.3	1,680.9	4,240.2		4,900.0
(Operating Income Ratio) (%)	(6.8)	(6.1)	(9.8)	(7.6)	(6.5)	(7.3)	(10.6)	(12.6)	(14.0)	(12.5)		(11.3)
Geographic Information
Japan	336.7	521.1	683.4	1,541.3	360.1	1,901.4	701.9	879.1	1,104.1	2,685.1
North America	14.5	-85.6	-17.9	-89.0	14.2	-74.7	119.6	169.4	227.4	516.5
Europe	19.6	-65.5	62.6	16.7	40.7	57.4	83.0	99.3	103.1	285.5
Asia	212.7	178.9	168.7	560.3	154.0	714.4	186.2	224.9	238.4	649.6
Other	45.8	64.0	66.1	176.0	55.3	231.3	85.4	104.2	9.2	198.9
Elimination	-50.8	-50.1	-6.3	-107.3	2.3	-104.9	-55.4	-38.7	-1.5	-95.6
Business Segment
Automotive	449.2	453.7	818.8	1,721.7	458.8	2,180.6	945.6	1,301.6	1,472.6	3,719.9
Financial Services	114.5	84.4	125.0	323.9	113.5	437.5	147.2	97.6	172.0	416.9
All Other	18.3	20.3	18.4	57.1	46.2	103.4	40.2	39.5	44.1	123.9
Elimination	-3.4	4.3	-5.7	-4.8	8.3	3.4	-12.2	-0.4	-7.9	-20.6
Share of Profit (Loss) of Investments Accounted for Using the Equity Method (billions of yen)	171.0	133.5	170.0	474.7	168.3	643.0	193.3	185.1	217.6	596.1		740.0
Income before Income Taxes (billions of yen)	1,021.7	812.5	1,034.9	2,869.2	799.4	3,668.7	1,720.5	1,800.9	1,835.5	5,357.0		6,200.0
(Income before Income Taxes Ratio) (%)	(12.0)	(8.8)	(10.6)	(10.4)	(8.3)	(9.9)	(16.3)	(15.7)	(15.2)	(15.7)		(14.3)
Net Income Attributable toToyota Motor Corporation (billions of yen)	736.8	434.2	727.9	1,899.0	552.2	2,451.3	1,311.3	1,278.0	1,357.8	3,947.2		4,500.0
(Net Income Ratio) (%)	(8.7)	(4.7)	(7.5)	(6.9)	(5.7)	(6.6)	(12.4)	(11.2)	(11.3)	(11.6)		(10.3)
Dividends
Cash Dividends (billions of yen)	—	342.1	—	342.1	474.7	816.9	—	405.4	—	405.4	(Note 2)
Cash Dividends per Share (yen)	—	25	—	25	35	60	—	30	—	30
Payout Ratio (%)	—	29.2	—	29.2	37.1	33.4	—	15.6	—	15.6
Value of Shares Repurchased (billions of yen)[actual purchase]	121.3	74.2	141.0	336.5	94.5	431.0	34.3	82.1	75.0	191.5	(Note 3)
Value of Shares Repurchased (billions of yen)[shareholder return]	—	149.9	—	149.9	149.9	299.9	—	100.0	—	100.0	(Note 3) (Note 4)
Number of Outstanding Shares (thousands)	16,314,987	16,314,987	16,314,987	16,314,987	16,314,987	16,314,987	16,314,987	16,314,987	16,314,987	16,314,987

Supplemental 2

Supplemental Material for Financial Results for FY2024 Third Quarter (Consolidated)

< IFRS >

	FY2023						FY2024					FY2024
	1Q (2022/4-6)	2Q (2022/7-9)	3Q (2022/10-12)	9 months (2022/4-12)	4Q (2023/1-3)	12 months (‘22/4-‘23/3)	1Q (2023/4-6)	2Q (2023/7-9)	3Q (2023/10-12)	9 months (2023/4-12)		Forecast 12 months (‘23/4-‘24/3)
R&D Expenses (billions of yen)	302.2	318.4	298.8	919.5	322.0	1,241.6	294.8	314.0	289.2	898.1		1,240.0	(Note 5)
Depreciation Expenses (billions of yen)	284.3	289.7	298.1	872.2	312.7	1,185.0	298.3	303.2	302.9	904.5		1,260.0	(Note 6)
Geographic Information
Japan	122.6	126.3	118.0	366.9	145.8	512.8	140.7	139.5	133.6	413.9
North America	87.4	95.3	94.4	277.2	89.4	366.6	79.4	84.5	91.4	255.4
Europe	22.1	20.4	20.9	63.5	22.3	85.9	21.4	23.4	21.3	66.2
Asia	39.9	42.5	56.2	138.7	45.2	184.0	46.1	44.6	45.4	136.1
Other	12.2	5.0	8.4	25.7	9.7	35.5	10.5	11.1	11.0	32.7
Capital Expenditures (billions of yen)	274.6	407.4	358.8	1,040.9	564.9	1,605.8	366.6	442.8	486.9	1,296.4		1,970.0	(Note 6)
Geographic Information
Japan	128.6	151.6	148.1	428.3	275.4	703.8	144.0	175.2	174.0	493.3
North America	97.9	175.3	120.1	393.4	162.7	556.1	154.1	159.5	182.6	496.3
Europe	10.3	10.3	16.9	37.6	24.1	61.7	12.5	28.9	23.4	64.8
Asia	25.7	65.5	63.4	154.7	68.1	222.9	41.1	54.9	89.4	185.5
Other	11.9	4.5	10.2	26.7	34.4	61.2	14.7	24.2	17.3	56.3
Total Liquid Assets (billions of yen)	10,532.2	11,004.6	10,278.7	10,278.7	11,313.7	11,313.7	12,287.8	13,808.6	14,143.6	14,143.6	(Note 7)
Total Assets (billions of yen)	71,935.1	74,484.0	71,580.5	71,580.5	74,303.1	74,303.1	80,131.2	83,661.3	84,232.1	84,232.1
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	27,374.8	28,037.2	27,535.8	27,535.8	28,338.7	28,338.7	30,330.0	31,893.1	32,561.6	32,561.6
Return on Equity (%)	11.0	6.3	10.5	9.4	7.9	9.0	17.9	16.4	16.9	17.3
Return on Asset (%)	4.2	2.4	4.0	3.6	3.0	3.5	6.8	6.2	6.5	6.6
Number of Consolidated Subsidiaries (including Structured Entities)						569
Number of Associates and Joint Ventures Accounted for Using the Equity Method						168

Analysis of Consolidated Net Income Attributable to Toyota Motor Corporation for FY2024 (billions of yen, approximately)	3Q (2023/10-12)	9 months (2023/4-12)
Marketing Efforts	700.0	1,990.0
Effects of Changes in Exchange Rates	120.0	380.0
Cost Reduction Efforts	45.0	-65.0
From Engineering	15.0	-160.0
From Manufacturing and Logistics	30.0	95.0
Increase or Decrease in Expenses and Expense Reduction Efforts	-80.0	-300.0
Other	-60.8	137.1
(Changes in Operating Income)	724.2	2,142.1
Non-operating Income	76.2	345.6
Share of Profit (Loss) of Investments Accounted for Using the Equity Method	47.5	121.4
Income tax expense, Net Income Attributable to Non-controlling Interests	-170.6	-439.5
(Changes in Net Income Attributable to Toyota Motor Corporation)	629.8	2,048.2

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations.

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies, as well as information security; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes, including their negative effect on Toyota’s vehicle production and sales; (xv) the impact of climate change and the transition towards a low-carbon economy; and (xvi) the ability of Toyota to hire or retain sufficient human resources.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

(Note 1)	Shows the number of employees as of the end of each period (excluding loan employees from Toyota to outside Toyota and including loan employees from outside Toyota to Toyota)
(Note 2)	2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 3)	Excluding shares constituting less than one unit that were purchased upon request and the commission fees incurred for the repurchase
(Note 4)

Shareholder return on Net Income for the period (Stated the maximum total purchase price for the repurchase of shares during the repurchase period, or the actual purchase price of shares repurchased after the completion of the repurchase period.)

(Note 5)	Figures for R&D expenses are R&D activity related expenditures incurred during the reporting period and do not conform to “R&D Expenses” on Toyota’s Consolidated Statement of Income
(Note 6)	Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease or right of use assets
(Note 7)	Cash and cash equivalents, time deposits, public and corporate bonds and its investment in monetary trust funds, excluding in each case those relating to financial services

Supplemental 3